

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
Andrew S. Mynheer
President
Electric Vehicle Research Corporation.
9309 Mount Logan Court
Las Vegas, Nevada 89131

> **Re: Electric Vehicle Research Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 17, 2014**
> **File No. 333-192405**

Dear Mr. Mynheer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges

1.   We note your revisions in response to comment 5 in our letter dated December 16, 2013. Please further discuss services that you have provided on a contract basis, including the scope of services and compensation arrangements. We may have further comment.

Risk Factors

Risk Relating To the Company, page 8

General

2.   We refer to risk factor (2) and your revised disclosure, which appears to indicate that you have entered into a revolving credit facility. As this appears to be a material contract, please revise your disclosure to include a material summary of the credit facility or advise.

3.   Please also explain why you elected to remove the narrative disclosures from this section discussing the attending risks of being an emerging growth company.

Description of Business

Business Consulting

General, page 12

4.   We note your revisions in response to comment 10 in our letter dated December 16, 2013. Rather than generally referencing your founders' "extensive experience" with technical development and production processes, please revise to more specifically describe their involvement.

5.   We note in your response to comments 12 and 13 in our letter dated December 16, 2013 that you have no current paying clients. Please revise your disclosure throughout the prospectus to clarify this fact. As an example only, we note your reference to "income from [y]our current client" in the Plan of Operation subsection of the MD&A on page 25.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

12 Month Growth Strategy and Milestones, page 24

6.   We reissue comment 18 in our letter dated December 16, 2014. Please supplement your tabular disclosure here to discuss the categories of expenditures and expected sources of such funding for each of the milestones you have outlined here.

Financial Statement

Note 5. Shareholders' Equity, page F-9

7.   We note your response to comment 23. Please provide additional information regarding the valuations assigned to the stock issuances made on June 14, 2013. Specifically, please tell how you determined that the value of the services provided by Messer's Mynheer was appropriately $3,000 and the value of the services provided by Soellingen Advisory Group was $25,000. Additionally, please reconcile the two valuations given the amount of stock issued to pay for these services. Within your response, please ensure that you reference all appropriate accounting literature relied upon by management.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Clifford J. Hunt, Esquire
        Law Office of Clifford J. Hunt, P.A.